HEARTLAND FINANCIAL USA, INC.
1398 Central Avenue
Dubuque, Iowa 52001

May 22, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention: Ms. Katelyn Donovan

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4
Filed March 24, 2017
Registration No. 333-216919

Dear Ms. Donovan:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Daylight Time, on May 24, 2017, or as soon thereafter as practicable.

Thank you for your assistance. If you have any questions, please contact Cam C. Hoang of Dorsey & Whitney LLP, counsel to the Company, by telephone at (612) 492-6109, or by e‑mail at hoang.cam@dorsey.com.

Very truly yours,

HEARTLAND FINANCIAL USA, INC.

By:     /s/ Bryan R. McKeag
Bryan R. McKeag, Executive Vice President and Chief Financial Officer

cc:	Ms. Cam C. Hoang
Jay L. Swanson
Dorsey & Whitney LLP

Mr. Michael J. Coyle
Mr. J. Daniel Patten
Heartland Financial USA, Inc.